Exhibit 99.2

FOR IMMEDIATE RELEASE	Thursday, October 22, 2009
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

Third Quarter 2009 Summary

•      Revenue of $1,556 million, compared to $2,031 million for the same period last year

•      GAAP loss of $0.6 million or $0.00 per share, compared to GAAP net earnings of $32.1 million or $0.14 per share last year

•      Adjusted net earnings of $0.17 per share, compared to $0.24 per share for the same period last year

•      Return on invested capital, including intangibles, of 21.9%, compared to 13.9% last year

•      Operating margin of 3.4%, compared to 3.2% last year

•      Adjusted gross margin of 7.0%, compared to 7.4% last year

•      Cash flow from operations of $146 million, free cash flow of $139 million

•      Fourth quarter revenue guidance of $1.55 billion - $1.70 billion, adjusted net earnings per share of $0.14 - $0.20

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the third quarter ended September 30, 2009.

Revenue for the quarter was $1,556 million, compared to $2,031 million in the third quarter of 2008. GAAP net loss was $0.6 million, or $0.00 per share, compared to GAAP net earnings of $32.1 million, or $0.14 per share, for the same period last year.  The year-over-year change reflects the impact of weaker end-market demand, as well as higher restructuring costs in 2009 associated with the company’s previously announced restructuring program.

Adjusted net earnings for the quarter were $39.5 million, or $0.17 per share, compared to adjusted net earnings of $54.3 million, or $0.24 per share, for the same period last year. The term adjusted net earnings is a non-GAAP measure defined as net earnings before other charges, amortization of intangible assets (excluding amortization of computer software), option expense, gains or losses related to the repurchase of shares and debt, net of tax and significant deferred tax write-offs or recoveries. Detailed GAAP financial statements and supplementary information related to adjusted net earnings appears at the end of this press release.

The company’s revenue and adjusted net earnings for the third quarter of 2009 met the high end of the company’s published guidance, announced on July 23, 2009, of revenue of $1.425 billion to $1.575 billion and adjusted net earnings per share of $0.11 to $0.17.

For the nine months ended September 30, 2009, revenue was $4,428 million, compared to $5,743 million for the same period in 2008. GAAP net earnings were $23.9 million, or $0.10 per share, compared to

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$101.7 million, or $0.44 per share, for the same period last year. Adjusted net earnings for the nine months ended September 30, 2009 were $93.8 million, or $0.41 per share, compared to $128.6 million, or $0.56 per share, for the same period in 2008.

“Celestica continues to deliver improved operating performance and financial results despite a very challenging and volatile business environment,” said Craig Muhlhauser, President & CEO. “One of the company’s goals during this downturn was to continue to deliver on our commitments to our customers and increase our return on invested capital even at the low point of an economic cycle. We are very pleased with the performance we have achieved thus far.”

Debt Redemption

In September 2009, the company announced its intention to redeem all of its outstanding 7.875% Senior Subordinated Notes due 2011 (Notes), with an aggregate principal amount of $339.4 million.  In accordance with the terms of the Notes, the company will redeem the Notes at a price of 101.969% of the principal amount, plus accrued and unpaid interest to the redemption date. The company will complete the redemption in the fourth quarter of 2009 and expects to record a gain of approximately $10 million on redemption.

The company plans to fund the redemption using existing cash resources. After giving effect to the completion of the Notes redemption as of September 30, 2009, the company’s cash balance would have been $906 million, and our Senior Subordinated Notes due 2013 remains at $223 million. The company also estimates a reduction to its 2010 net interest expense of approximately $14 million.

Fourth Quarter Outlook

For the fourth quarter ending December 31, 2009, the company anticipates revenue to be in the range of $1.55 billion to $1.70 billion, and adjusted net earnings per share to range from $0.14 to $0.20.

Third Quarter Webcast

Management will host its quarterly results conference call today at 4:30 p.m. Eastern. The webcast can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.  See table below.

Management uses adjusted net earnings as a measure of enterprise-wide performance. Management believes adjusted net earnings is a useful measure for management, as well as investors, to facilitate period-to-period operating comparisons. Adjusted net earnings do not include the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries.  The company also excludes the following recurring charges: restructuring costs, option expense, the amortization of intangible assets (except amortization of computer software), and the related income tax effect of these adjustments.  The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings, which is a non-GAAP measure, to Canadian GAAP net earnings below.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and/or operational results including anticipated expenses, the expected gains from our recently announced intention to redeem our 7.875% Senior Subordinated Notes due 2011, and our financial or operational performance.  Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:  the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of the impact of the global economic downturn and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers; the effects of price competition and other business and competitive factors generally affecting the EMS industry, including changes in the trend for outsourcing; our dependence on a limited number of customers; variability of operating results among periods; the challenge of managing our financial exposures to foreign currency fluctuations; the challenge of responding to changes in customer demand; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with restructuring activities; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components and materials used in our manufacturing process.  These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains any material information associated with the Company’s financial results for the third quarter ended September 30, 2009 and revenue and adjusted net earnings guidance for the fourth quarter ending December 31, 2009.  Revenue and earnings guidance is reviewed by the Company’s Board of Directors.  Our revenue and earnings guidance is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that revenue and earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211

media@celestica.com

clsir@celestica.com

The following table sets forth, for the periods indicated, a reconciliation of Canadian GAAP net earnings to adjusted net earnings and other non-GAAP information (in millions of U.S. dollars, except per share amounts):

	2008			2009
Three months ended September 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$2,030.8	$—	$2,030.8	$1,556.2	$—	$1,556.2
Cost of sales (1)	1,880.8	(0.5)	1,880.3	1,448.4	(0.5)	1,447.9
Gross profit	150.0	0.5	150.5	107.8	0.5	108.3
SG&A (1) (2)	83.0	(0.6)	82.4	54.0	(0.8)	53.2
Amortization of intangible assets (2)	6.3	(3.4)	2.9	4.7	(1.9)	2.8
Other charges	16.4	(16.4)	—	43.5	(43.5)	—
Operating earnings - EBIAT (3)	44.3	20.9	65.2	5.6	46.7	52.3
Interest expense, net	9.8	—	9.8	8.4	—	8.4
Net earnings (loss) before tax	34.5	20.9	55.4	(2.8)	46.7	43.9
Income tax expense (recovery)	2.4	(1.3)	1.1	(2.2)	6.6	4.4
Net earnings (loss)	$32.1	$22.2	$54.3	$(0.6)	$40.1	$39.5

W.A. # of shares (in millions) - diluted	230.3		230.3	229.5		231.7
Earnings per share - diluted	$0.14		$0.24	$0.00		$0.17

ROIC (4)			13.9%			21.9%
Free cash flow (5)			$57.4			$139.1

	2008			2009
Nine months ended September 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$5,742.8	$—	$5,742.8	$4,427.8	$—	$4,427.8
Cost of sales (1)	5,352.3	(2.3)	5,350.0	4,107.1	(1.8)	4,105.3
Gross profit	390.5	2.3	392.8	320.7	1.8	322.5
SG&A (1) (2)	215.1	(2.7)	212.4	183.3	(2.8)	180.5
Amortization of intangible assets (2)	20.5	(11.8)	8.7	15.3	(6.9)	8.4
Other charges	23.3	(23.3)	—	76.7	(76.7)	—
Operating earnings - EBIAT (3)	131.6	40.1	171.7	45.4	88.2	133.6
Interest expense, net	28.8	—	28.8	29.3	—	29.3
Net earnings before tax	102.8	40.1	142.9	16.1	88.2	104.3
Income tax expense (recovery)	1.1	13.2	14.3	(7.8)	18.3	10.5
Net earnings	$101.7	$26.9	$128.6	$23.9	$69.9	$93.8

W.A. # of shares (in millions) - diluted	230.0		230.0	230.5		230.5
Earnings per share - diluted	$0.44		$0.56	$0.10		$0.41

ROIC (4)			12.1%			18.1%
Free cash flow (5)			$144.4			$196.2

(1)	Non-cash option expense included in cost of sales and SG&A is added back for adjusted net earnings.

(2)

Certain 2008 GAAP numbers have been restated to reflect the change in accounting for computer software effective January 1, 2009 as required under Canadian GAAP. For the third quarter of 2008, $2.9 million in amortization of computer software has been reclassified from SG&A expenses to amortization of intangible assets (first nine months of 2008 - $8.7 million). Amortization of computer software is not added back for EBIAT and adjusted net earnings. There is no impact to our current or previously reported EBIAT, adjusted net earnings or net earnings.

(3)

Management uses EBIAT as a measure to assess operating performance. Excluded from EBIAT are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries. We also exclude the following recurring charges: restructuring costs, option expense, amortization of intangible assets (except amortization of computer software), interest expense or income, and the related income tax effect of these adjustments. Management believes EBIAT, which isolates operating activities before interest and taxes, is an appropriate measure for management, as well as investors, to compare the company’s operating performance from period-to-period. The term EBIAT does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP.

(4)

Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. The ROIC metric used by the company includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. The term ROIC does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. ROIC is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure.

(5)

Management uses free cash flow as a measure to assess cash flow performance. Free cash flow is calculated as cash generated from operations less capital expenditures (net of proceeds from the sale of surplus property and equipment). The term free cash flow does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure.

GUIDANCE SUMMARY

	3Q 09 Guidance	3Q 09 Actual	4Q 09 Guidance (6)
Revenue	$1.425B — $1.575B	$1.556B	$1.55B — $1.70B
Adjusted net EPS	$0.11 — $0.17	$0.17	$0.14 — $0.20

(6)

Guidance for the fourth quarter is provided only on an adjusted net earnings basis.  This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	December 31	September 30
	2008	2009
		(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 6)	$1,201.0	$1,261.4
Accounts receivable (note 10(c))	1,074.0	854.0
Inventories (note 2)	787.4	697.5
Prepaid and other assets (note 7(i))	87.1	55.3
Income taxes recoverable	14.1	20.5
Deferred income taxes	8.2	5.7
	3,171.8	2,894.4
Property, plant and equipment (note 1(i))	433.5	410.0
Intangible assets (note 1(i))	54.1	40.7
Other long-term assets (note 7(ii))	126.8	124.7
	$3,786.2	$3,469.8

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,090.6	$1,001.6
Accrued liabilities (notes 4 and 7(i))	463.1	302.4
Income taxes payable	13.5	11.9
Deferred income taxes	0.2	0.6
Current portion of long-term debt (note 3)	1.0	357.4
	1,568.4	1,673.9
Long-term debt (note 3)	732.1	223.7
Accrued pension and post-employment benefits	63.2	71.9
Deferred income taxes	47.2	33.7
Other long-term liabilities	9.8	9.4
	2,420.7	2,012.6
Shareholders’ equity (note 8):
Capital stock	3,588.5	3,590.5
Contributed surplus	204.4	225.5
Deficit	(2,436.8)	(2,412.9)
Accumulated other comprehensive income	9.4	54.1
	1,365.5	1,457.2
	$3,786.2	$3,469.8

Guarantees and contingencies (note 9)

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2008 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$2,030.8	$1,556.2	$5,742.8	$4,427.8
Cost of sales	1,880.8	1,448.4	5,352.3	4,107.1
Gross profit	150.0	107.8	390.5	320.7
Selling, general and administrative expenses (note 1(i))	83.0	54.0	215.1	183.3
Amortization of intangible assets (note 1(i))	6.3	4.7	20.5	15.3
Other charges (note 4)	16.4	43.5	23.3	76.7
Interest on long-term debt	14.1	8.4	42.3	29.6
Interest income, net of interest expense	(4.3)	—	(13.5)	(0.3)
Earnings (loss) before income taxes	34.5	(2.8)	102.8	16.1
Income tax expense (recovery):
Current	6.4	1.7	5.1	7.8
Deferred	(4.0)	(3.9)	(4.0)	(15.6)
	2.4	(2.2)	1.1	(7.8)
Net earnings (loss) for the period	$32.1	$(0.6)	$101.7	$23.9

Basic earnings per share	$0.14	$0.00	$0.44	$0.10

Diluted earnings per share	$0.14	$0.00	$0.44	$0.10

Shares used in computing per share amounts:
Basic (in millions)	229.4	229.5	229.2	229.5
Diluted (in millions)	230.3	229.5	230.0	230.5

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the
2008 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net earnings (loss) for the period	$32.1	$(0.6)	$101.7	$23.9
Other comprehensive income, net of tax:
Foreign currency translation gain (loss)	(3.3)	5.5	2.8	0.4
Reclass foreign currency translation to other charges	—	1.8	—	1.8
Net gain (loss) on derivatives designated as cash flow hedges	(11.4)	4.5	(9.0)	6.1
Reclass net loss (gain) on derivatives designated as cash flow hedges to operations	(2.5)	2.0	(21.5)	36.4
Comprehensive income	$14.9	$13.2	$74.0	$68.6

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the
2008 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$32.1	$(0.6)	$101.7	$23.9
Items not affecting cash:
Depreciation and amortization	27.2	24.4	81.5	74.5
Deferred income taxes	(4.0)	(3.9)	(4.0)	(15.6)
Non-cash stock-based compensation	3.7	6.7	16.5	21.4
Restructuring charges (note 4)	0.2	2.8	0.5	4.1
Other charges (note 4)	—	1.5	—	8.0
Other	4.9	1.0	8.0	(8.2)
Changes in non-cash working capital items:
Accounts receivable	(146.8)	(46.1)	(98.9)	219.0
Inventories	(31.3)	(64.3)	(51.4)	88.8
Prepaid and other assets	9.8	13.6	25.0	36.0
Income taxes recoverable	(1.5)	(1.8)	(14.6)	(6.4)
Accounts payable and accrued liabilities	191.2	211.9	132.8	(195.4)
Income taxes payable	2.3	1.2	6.3	(1.6)
Non-cash working capital changes	23.7	114.5	(0.8)	140.4
Cash provided by operations	87.8	146.4	203.4	248.5

Investing:
Purchase of property, plant and equipment	(30.8)	(9.9)	(63.2)	(56.3)
Proceeds from sale of assets	0.4	5.1	4.2	6.5
Other	(0.1)	—	(0.1)	0.5
Cash used in investing activities	(30.5)	(4.8)	(59.1)	(49.3)

Financing:
Repurchase of Senior Subordinated Notes (Notes) (note 3(d))	—	—	—	(149.7)
Proceeds from termination of swap agreements (note 3(d))	—	—	—	14.7
Financing costs	—	—	—	(2.3)
Repayment of capital lease obligations	—	(0.1)	(0.2)	(1.0)
Issuance of share capital	0.2	1.8	2.1	2.0
Other	(2.3)	(1.2)	(4.7)	(2.5)
Cash provided by (used in) financing activities	(2.1)	0.5	(2.8)	(138.8)

Increase in cash	55.2	142.1	141.5	60.4
Cash and cash equivalents, beginning of period	1,203.0	1,119.3	1,116.7	1,201.0
Cash and cash equivalents, end of period	$1,258.2	$1,261.4	$1,258.2	$1,261.4

Supplemental cash flow information (note 6)

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the
2008 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.    Basis of presentation and significant accounting policies:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the 2008 annual consolidated financial statements.  These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2009 and the results of operations, comprehensive income, and cash flows for the three months and nine months ended September 30, 2008 and 2009.

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We applied significant estimates and assumptions to our valuations against accounts receivable, inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing long-lived assets, and to valuing our financial instruments and pension costs.  Actual results could differ materially from those estimates and assumptions, especially in light of the economic environment and uncertainties.

These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2008 annual consolidated financial statements, except for the following:

Changes in accounting policies:

(i)          Goodwill and intangible assets:

On January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and intangible assets.”  This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets.  As required by this standard, we have retroactively reclassified computer software assets on our consolidated balance sheet from property, plant and equipment to intangible assets.  We have also reclassified computer software amortization on our consolidated statement of operations from depreciation expense, included in selling, general and administrative expenses, to amortization of intangible assets.  There is no impact on previously reported net earnings or loss.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Intangible assets:

	December 31 2008	September 30 2009
Intellectual property	$0.6	$—
Other intangible assets	19.5	12.6
Computer software assets	34.0	28.1
	$54.1	$40.7

Amortization expense is as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
Amortization of intellectual property	$0.3	$—	$0.9	$0.2
Amortization of other intangible assets	3.1	1.9	10.9	6.7
Amortization of computer software assets	2.9	2.8	8.7	8.4
	$6.3	$4.7	$20.5	$15.3

Recently issued accounting pronouncements:

(a)  International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers.  We have started an IFRS conversion project to evaluate the impact of implementing the new standards. Our transition plan is currently on track with our implementation schedule. Although we have identified key accounting differences that may potentially affect our financial statements or operations, we cannot at this time determine the impact on our consolidated financial statements.

(b)  Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards.  This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  This standard is equivalent to the IFRS on business combinations.  This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011.  Earlier adoption is permitted.  We will consider the impact of adopting this standard on our consolidated financial statements if we have a business combination.

(c)  Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, “Consolidated financial statements,” which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements and is effective for 2011.  Earlier adoption is permitted.  We will consider the impact of adopting this standard on our consolidated financial statements if we have a business combination.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(d) Financial instruments – disclosures:

In June 2009, the CICA issued amendments to Handbook Section 3862, “Financial instruments – disclosures,” which requires enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments.  These requirements correspond to the IFRS on financial instruments disclosures. This amendment is effective for our 2009 annual consolidated financial statements.  We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.

2.     Inventories:

For the first nine months of 2009, we recorded a net inventory provision through cost of sales of $1.3  to write down the value of our inventory to net realizable value.

3.     Long-term debt:

	December 31	September 30
	2008	2009

Secured, revolving credit facility due 2009 (a)	$—	$—
Senior Subordinated Notes due 2011 (2011 Notes) (b)(c)(d)(e)	489.4	339.4
Senior Subordinated Notes due 2013 (2013 Notes) (b)	223.1	223.1
Embedded prepayment option at fair value (d)(f)	(19.2)	(0.7)
Basis adjustments on debt obligation (f)	4.9	3.8
Unamortized debt issue costs	(7.0)	(4.3)
Fair value adjustment of 2011 Notes attributable to interest rate risks (d)(e)(f)	40.9	19.8
	732.1	581.1
Capital lease obligations	1.0	—
	733.1	581.1
Less current portion (e)	1.0	357.4
	$732.1	$223.7

(a)          In April 2009, we renewed our revolving credit facility and reduced the size from $300.0 to $200.0, on generally similar terms and conditions, with a maturity of April 2011.  Under the terms of the renewed facility, borrowings bear a higher interest rate than under the previous terms and we are required to comply with certain restrictive covenants relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity.  There were no borrowings outstanding under the facility at September 30, 2009.  Commitment fees for the first nine months of 2009 were $1.5. We were in compliance with all covenants at September 30, 2009.  Based on the required financial ratios at September 30, 2009, we have full access to this facility.

We also have uncommitted bank overdraft facilities available for operating requirements which total $65.0 at September 30, 2009.  There were no borrowings outstanding under these facilities at September 30, 2009.

(b)         Our 2011 Notes bear a fixed interest rate of 7.875%.  Our 2013 Notes bear a fixed interest rate of 7.625%.  We are entitled to redeem our Notes at various premiums above face value.  See note 3(e).

The Notes are unsecured and subordinated in right of payment to all our senior debt.  The Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to these Notes.  These covenants also place limitations on the sale of assets and our ability to incur additional debt.   We were in compliance with all covenants at September 30, 2009.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(c)          In connection with the 2011 Notes, we entered into agreements to swap the fixed interest rate with a variable interest rate based on LIBOR plus a margin.  In February 2009, we terminated our interest rate swap agreements.  See note 3(d).  Interest costs on the 2011 Notes were based on a fixed rate of 7.875% for the third quarter of 2009 and the average interest rate was 7.0% for the first nine months of 2009 (5.8% and 6.4%, respectively, for the third quarter and first nine months of 2008).

(d)         In March 2009, we paid $149.7, excluding accrued interest, to repurchase 2011 Notes with a principal amount at maturity of $150.0.  During the first quarter of 2009, we recognized a gain of $9.1 on the repurchase of the 2011 Notes which we recorded in other charges.  See note 4.  The gain on the repurchase was measured based on the carrying value of the repurchased portion of the 2011 Notes on the date of repurchase.  We also terminated our interest rate swap agreements in the amount of $500.0 related to the 2011 Notes and received $14.7 in cash, excluding accrued interest, as settlement of these agreements. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting on the 2011 Notes and will amortize the historical fair value adjustment on the 2011 Notes as a reduction to interest expense on long-term debt, over the remaining term of the 2011 Notes, using the effective interest rate method.  As a result of discontinuing fair value hedge accounting in the first quarter of 2009, we recorded a write-down of $15.6 in the carrying value of the embedded prepayment option on the 2011 Notes to reflect the change in fair value upon hedge de-designation, which we recorded in other charges.  See note 4.

(e)          In September 2009, we announced our intent to redeem all of the outstanding 2011 Notes, with an aggregate principal amount of $339.4.  In accordance with the terms of the 2011 Notes, we will redeem the 2011 Notes at a price of 101.969% of the principal amount, plus accrued and unpaid interest to the redemption date.  We plan to complete the redemption in the fourth quarter of 2009.  As a result, we reclassified our 2011 Notes from long-term debt on our consolidated balance sheet to current debt.  At September 30, 2009, we carried our 2011 Notes at an amortized cost of $357.4.  This carrying amount was comprised primarily of the principal component of $339.4 and the unamortized fair value adjustment attributable to interest rate risk of $19.8, net of unamortized debt issue costs.  We expect to record a gain of approximately $10 on the redemption of the 2011 Notes in other charges during the fourth quarter of 2009.

(f)        The prepayment options in the Notes qualify as embedded derivatives which must be bifurcated for reporting under the financial instruments standards.  As of September 30, 2009, the fair value of the embedded derivative asset for the 2013 Notes is $0.7 and is recorded against long-term debt.  The decrease in the fair value of the embedded derivative asset from December 31, 2008 primarily reflects the write-down related to the hedge de-designation and debt repurchase described in note 3(d).  In addition, in connection with our intent to redeem the remaining 2011 Notes as noted in note 3(e), we recorded a write-down of $1.1 in the carrying value of the embedded prepayment option on the 2011 Notes.  This write-down is recorded in other charges.  See note 4.  As a result of bifurcating the prepayment option from these Notes, a basis adjustment was added to the cost of the long-term debt.  This basis adjustment is amortized over the term of the debt using the effective interest rate method.  The amortization of the basis adjustment is recorded as a reduction of interest expense on long-term debt.

As of September 30, 2009, the unamortized fair value adjustment to the 2011 Notes attributable to the movement in the benchmark interest rates is $19.8.  The decrease in this fair value adjustment from December 31, 2008 primarily reflects the debt repurchase and hedge de-designation described in note 3(d).  After the hedge de-designation, this fair value adjustment is being amortized to interest expense on long-term debt over the remaining term of the 2011 Notes.  As noted in note 3(e), in connection with the planned redemption of the 2011 Notes in the fourth quarter of 2009, the related basis adjustment, the unamortized debt issue costs and the unamortized fair value adjustment will be eliminated in determining the gain on redemption.

We applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes) until February 2009.  We also mark-to-market the bifurcated embedded prepayment options in our debt

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

instruments until the options are extinguished.  The changes in the fair values each period are recorded in interest expense on long-term debt, except for the write-down of the embedded prepayment option due to hedge de-designation or planned debt redemption which we recorded in other charges.  The mark-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatility and credit spreads.  The impact on our results of operations is as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009

Increase (decrease) in interest expense on long-term debt	$0.9	$(3.7)	$0.2	$(7.0)

4.     Other charges:

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009

Restructuring (a)	$16.8	$42.0	$23.7	$69.6
Release of cumulative translation adjustment (b)	—	1.8	—	1.8
Gain on repurchase of Notes (notes 3(d)(e)(f))	—	—	—	(9.1)
Write-down of embedded prepayment option (notes 3(d)(f))	—	1.1	—	16.7
Other (c)	(0.4)	(1.4)	(0.4)	(2.3)
	$16.4	$43.5	$23.3	$76.7

(a) Restructuring:

In January 2008, we estimated that a restructuring charge of between $50 and $75 would be recorded throughout 2008 and 2009.  In light of the continued uncertain economic environment, we determined that further restructuring actions were required to improve our overall utilization and reduce overhead costs, and in July 2009 we announced additional restructuring charges of between $75 and $100. Combined, we expect to incur total restructuring charges of between $150 and $175 associated with this program.  During 2008 and through the third quarter of 2009, we recorded a total of $104.9 in restructuring charges. Of that amount, $42.0 was recorded in the third quarter of 2009.  We expect to complete these restructuring actions by the end of 2010.  We recognize the restructuring charges as the detailed plans are finalized.

Our restructuring actions include consolidating facilities and reducing our workforce. The majority of the employees terminated are manufacturing and plant employees in the Americas and Europe.  For leased facilities that we no longer use, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries.  Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect changes in the accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use, relating principally to facilities in the Americas.  We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015.  Our restructuring liability is recorded in accrued liabilities.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Details of the 2009 activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	2009 non-cash charge	2009 charge

December 31, 2008	$18.7	$26.7	$0.2	$45.6	$—	$—
Cash payments	(14.6)	(2.2)	(0.1)	(16.9)	—	—
Charges/adjustments	10.4	(4.5)	0.2	6.1	0.6	6.7
March 31, 2009	14.5	20.0	0.3	34.8	0.6	6.7
Cash payments	(14.9)	(2.6)	(0.3)	(17.8)	—	—
Charges/adjustments	16.2	3.7	0.3	20.2	0.7	20.9
June 30, 2009	15.8	21.1	0.3	37.2	1.3	27.6
Cash payments	(16.7)	(3.6)	(0.9)	(21.2)	—	—
Charges/adjustments	33.8	4.2	1.2	39.2	2.8	42.0
September 30, 2009	$32.9	$21.7	$0.6	$55.2	$4.1	$69.6

As of September 30, 2009, we have approximately $28 in assets that are held-for-sale, primarily land and buildings, as a result of the restructuring actions we have implemented.  We have programs underway to sell these assets.

(b) Release of cumulative translation adjustment:

We recorded a net loss of $1.8 for the release of the cumulative foreign currency translation adjustment related to a liquidated foreign subsidiary.

(c)   Other:

We recognized recoveries on the sale of certain assets that were previously written down through other charges.

5.     Segment information:

The accounting standards establish the criteria for the disclosure of certain information in the interim and annual financial statements regarding operating segments, products and services and major customers.  Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Our operating segment is comprised of our electronics manufacturing services business. Our chief operating decision maker is our Chief Executive Officer.

(i)    The following table indicates revenue by end market as a percentage of total revenue.  Our revenue fluctuates from period to period depending on numerous factors, including but not limited to: seasonality of business; the level of business from new, existing and disengaging customers; the level of program wins or losses; the phasing in or out of programs; and changes in customer demand.

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009

Consumer	25%	32%	22%	28%
Enterprise communications	25%	20%	26%	21%
Servers	15%	13%	17%	13%
Storage	10%	13%	10%	11%
Telecommunications	14%	12%	15%	17%
Industrial, aerospace and defense, and healthcare	11%	10%	10%	10%

(ii)   For the third quarter and first nine months of 2009, one customer represented more than 10% of total revenue (third quarter and first nine months of 2008 — no customer represented more than 10% of total revenue).

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

6.     Supplemental cash flow information:

	Three months ended September 30		Nine months ended September 30
	2008	2009	2008	2009
Paid during the period:

Interest (a)	$30.2	$22.6	$64.1	$54.5
Taxes (b)	$6.2	$2.2	$14.1	$17.0

(a)   This includes interest paid on the Notes.  Interest on these Notes is payable in January and July of each year until maturity.  See notes 3(b) and (c).

(b)   Cash taxes paid is net of any income taxes recovered.

	December 31	September 30
	2008	2009
Cash and cash equivalents are comprised of the following:

Cash (i)	$406.2	$399.0
Cash equivalents (i)	794.8	862.4
	$1,201.0	$1,261.4

(i)    Our current portfolio consists of certificates of deposit and certain money market funds that are secured exclusively by U.S. government securities.  The majority of our cash and cash equivalents are held with financial institutions each of which had at September 30, 2009 a Standard and Poor’s rating of A-1 or above.

7.  Derivative financial instruments:

(i)     We enter into foreign currency contracts to hedge foreign currency risks primarily relating to cash flows.  At September 30, 2009, we had forward exchange contracts covering various currencies in an aggregate notional amount of $469.6.  All derivative financial instruments are recorded at fair value on our consolidated balance sheet.  The fair value of our foreign currency contracts at September 30, 2009 was a net unrealized gain of $6.2 (December 31, 2008 — net unrealized loss of $38.9).  This is comprised of $9.0 of derivative assets recorded in prepaid and other assets, and $2.8 of derivative liabilities recorded in accrued liabilities and other long-term liabilities.  The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.  The change in the net unrealized gains and losses of our foreign currency contracts during the first nine months of 2009 is due primarily to the favourable movement in the exchange rates for the currencies that we hedge and the settlement of contracts with significant losses.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At September 30, 2009, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$189.2	$0.90	15	$4.6
British pound sterling	84.3	1.62	4	1.5
Mexican peso	60.6	0.07	12	0.3
Thai baht	38.4	0.03	12	(0.1)
Malaysian ringgit	35.9	0.28	12	0.2
Singapore dollar	21.8	0.69	12	0.4
Euro	21.2	1.43	4	(0.3)
Brazilian real	7.0	0.56	3	(0.3)
Romanian lei	6.3	0.34	7	(0.1)
Czech koruna	4.9	0.06	3	—
Total	$469.6			$6.2

(ii)  In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed rate of interest for a variable interest rate.  The notional amount of the agreements was $500.0.  The fair value of the interest rate swap agreements at December 31, 2008 was an unrealized gain of $17.3, which we recorded in other long-term assets.  In connection with the debt repurchase (see notes 3(c) and (d)), we terminated our swap agreements.  We received $14.7 in February 2009 representing the fair value of the swap agreements, excluding accrued interest, prior to termination.  Notes 3(d) and (f) summarize the impact of our mark-to-market adjustments and our fair value hedge accounting.

Fair value hedge ineffectiveness arose when the change in the fair values of our swap agreements, our hedged debt obligation and its embedded derivatives, and the amortization of the related basis adjustments did not offset each other during a reporting period. The fair value hedge ineffectiveness loss of $1.4 for our 2011 Notes was recorded in interest expense on long-term debt for the first nine months of 2009 (loss of $0.5 for the first nine months of 2008).  This fair value hedge ineffectiveness was driven primarily by the difference in the credit risk used to value our hedged debt obligation as compared to the credit risk used to value our interest rate swaps.  As a result of discontinuing our fair value hedge on our 2011 Notes in February 2009, no further fair value hedge ineffectiveness will occur in subsequent quarters with respect to the 2011 Notes.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

8.     Shareholders’ equity:

	Capital stock	Warrants	Contributed surplus	Deficit

Balance — December 31, 2007	$3,585.2	$3.1	$190.3	$(1,716.3)
Shares issued	3.3	—	—	—
Warrants cancelled	—	(3.1)	3.1	—
Stock-based compensation costs	—	—	12.2	—
Other	—	—	0.7	—
Net earnings for first nine months of 2008	—	—	—	101.7
Balance — September 30, 2008	$3,588.5	$—	$206.3	$(1,614.6)

Balance — December 31, 2008	$3,588.5	$—	$204.4	$(2,436.8)
Shares issued	2.0	—	—	—
Stock-based compensation costs	—	—	19.6	—
Other	—	—	1.5	—
Net earnings for first nine months of 2009	—	—	—	23.9
Balance — September 30, 2009	$3,590.5	$—	$225.5	$(2,412.9)

	Year ended December 31	Nine months ended September 30
	2008	2009
Accumulated other comprehensive income, net of tax:

Opening balance of foreign currency translation account	$35.2	$46.7
Foreign currency translation gain	11.5	0.4
Release of cumulative foreign currency translation to other charges (note 4(b))	—	1.8
Closing balance	46.7	48.9

Opening balance of unrealized net gain (loss) on cash flow hedges	$20.7	$(37.3)
Net gain (loss) on cash flow hedges (1)	(53.1)	6.1
Net loss (gain) on cash flow hedges reclassified to operations (2)	(4.9)	36.4
Closing balance(3)	(37.3)	5.2

Accumulated other comprehensive income	$9.4	$54.1

(1)   Net of income tax expense (benefit) of $0.1 and $(0.1) for the three and nine months ended September 30, 2009 ($0.8 income tax benefit for 2008).

(2)   Net of income tax expense of $0.1 and $0.6 for the three and nine months ended September 30, 2009 ($0.2 income tax expense for 2008).

(3)   Net of income tax expense of $0.1 as of September 30, 2009 ($0.4 income tax benefit as of December 31, 2008).

We expect that all the gains on cash flow hedges reported in accumulated other comprehensive income at September 30, 2009 will be reclassified to operations during the next 12 months.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

9.     Guarantees and contingencies:

We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds which we have provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees.  At September 30, 2009, these contingent liabilities amounted to $49.0 (December 31, 2008 — $55.4).

In addition to the above guarantees, we have also provided routine indemnifications, the terms of which range in duration and often are not explicitly defined.  These may include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property.  The maximum potential liability from these indemnifications cannot be reasonably estimated.  In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation:

In the normal course of our operations, we are subject to litigation and claims from time to time. We may also be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint.  These motions are pending.  A parallel class proceeding has also been issued against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

We expect to receive a recovery of damages related to certain purchases we made in prior periods as a result of the settlement of a class action lawsuit. The distribution of the settlement funds is subject to court approval and, as a result, we have not yet recorded a gain.  We intend to record the recovery, net of estimated costs and expenses, in other charges when the settlement is approved.  We expect to record a net recovery of between $21 and $27 during the fourth quarter of 2009.

Income taxes:

We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results.  In addition, tax authorities could challenge the validity of our

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment.  If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 and 2002 should have been materially higher as a result of certain inter-company transactions.  The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties.  We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact.  However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

10.  Financial instruments - financial risks:

We have exposures to the following financial risks arising from financial instruments: market risk, credit risk and liquidity risk.  Market risk is the risk that results in changes to market prices, such as foreign exchange rates and interest rates, that could affect our operations or the value of our financial instruments.

(a)  Currency risk:  Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various foreign currencies.  We manage our currency risk through our hedging program using forecasts of future cash flows denominated in foreign currencies and our currency exposures.  Our major currency exposures, as of September 30, 2009, are summarized in U.S. dollar equivalents in the following table.  For purposes of this table, we have excluded items such as pension, post-employment benefits and income taxes, in accordance with the financial instruments standards.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates as of September 30, 2009.

	Canadian dollar	Thai baht	Mexican peso

Cash and cash equivalents	$50.5	$0.3	$1.1
Accounts receivable	0.1	—	—
Other financial assets	0.3	1.3	0.2
Accounts payable and accrued liabilities	(33.7)	(12.0)	(11.4)
Other financial liabilities	—	(0.3)	—
Net financial assets (liabilities)	$17.2	$(10.7)	$(10.1)

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At September 30, 2009, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies has the following impact:

	Canadian dollar	Thai baht	Mexican peso
	Increase (decrease)
1% Strengthening
Net earnings	$0.2	$(0.1)	$—
Other comprehensive income	1.9	0.4	0.2
1% Weakening
Net earnings	(0.2)	0.1	—
Other comprehensive income	(1.9)	(0.4)	(0.2)

(b)  Interest rate risk: We are exposed to interest rate risks as we have significant cash balances invested at floating rates.  Borrowings under our revolving credit facility bear interest at LIBOR plus a margin.  If we borrow under this facility, we will be exposed to interest rate risks due to fluctuations in the LIBOR rate.

(c)   Credit risk:  Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us.  To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, these counterparty financial institutions each had a Standard and Poor’s rating of A or above at September 30, 2009.  The financial institution with which we have an accounts receivable sales program had a Standard and Poor’s rating of A+ at September 30, 2009.  At September 30, 2009, there were no outstanding accounts receivable that were sold under the program.  See notes 14(c) and 18 to the 2008 annual consolidated financial statements.

We also provide credit to our customers in the normal course of business.  The carrying amount of financial assets recorded in the financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to this credit risk.  As of September 30, 2009, less than 1% of our gross accounts receivable are over 90 days past due.  Accounts receivable are net of an allowance for doubtful accounts of $10.8 at September 30, 2009 (December 31, 2008 — $13.7).

(d)  Liquidity risk:  Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due.  The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days.  The redemption of our 2011 Notes is planned for the fourth quarter of 2009 and will be funded from existing cash resources.  Our 2013 Notes are scheduled to mature in July 2013.  Management believes that cash flow from operations, together with cash on hand, cash from the sale of accounts receivable, and borrowings available under our credit facility and bank overdraft facilities will be sufficient to support our financial obligations.  See note 14(d) to the 2008 annual consolidated financial statements.

11.  Comparative information:

We have reclassified certain prior period information to conform to the current period’s presentation.